SICHENZIA ROSS FRIEDMAN FERENCE LLP
ATTORNEYS AT LAW

    April 13, 2007

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  David Edgar - Staff Accountant
Brad Skinner - Accounting Branch Chief

Re:  Cintel Corp.
Form 10-KSB for Fiscal Year Ended December 31, 2005
File April 17, 2006

Ladies and Gentlemen:

We are counsel to Cintel Corp. (the “Company”). On behalf of the Company we hereby advise you that the Company is unable, without undue hardship, to respond within 10 business days to your letter dated March 29, 2007. We are hereby requesting an extension of the date to respond until, on or before April 27, 2007.

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Marcelle S. Balcombe

Marcelle S. Balcombe

61 BROADWAY   NEW YORK, NEW YORK  1006
T  212-930-9700    F  212-930-9725     www.srff.com